OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIRANDA GOLD CLOSES $2.6m NON-BROKERED private placement

Vancouver, BC, Canada –June 23, 2016 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has closed a non-brokered private placement with aggregate gross proceeds of $2,622,650 from the sale of 29,140,555 units at a price of $0.09 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until June 23, 2021. The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to October 23, 2016 will be restricted from trading until October 24, 2016.

The Company paid finder’s fees to persons who introduced it to investors of $49,707 cash.

Proceeds of this private placement will primarily be used to advance generative exploration and project acquisition in Colombia and for general corporate purposes.

Corporate Profile

Miranda is a gold exploration company active in Colombia and Alaska. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has ongoing relationships with Prism Resources, Inc., Montezuma Mines Inc., and Gold Torrent Inc.

ON BEHALF OF THE BOARD

“Joseph Hebert”

Joseph Hebert

Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

For more information visit the Company’s web site at www.mirandagold.com or contact Joseph Hebert, CEO at 775-340-0450.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.